UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Affimed N.V.

(Name of Issuer)

Common shares, nominal value €0.01 per share

(Title of Class of Securities)

N01045108

(CUSIP Number)

Peter Schröder
c/o tbg Technologie-Beteiligungs-Gesellschaft mbH
Ludwig-Erhard-Platz 1-3
53179 Bonn, Germany
+ 49 228 831-7862

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N01045108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) tbg Technologie-Beteiligungs-Gesellschaft mbH Technology Participation Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 300,400

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 300,400

	10.	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.3% based on 23,984,168 outstanding common shares

14.	Type of Reporting Person (See Instructions) OO

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed on September 23, 2014 (the “Original Schedule 13D”) on behalf of tbg Technologie-Beteiligungs-Gesellschaft mbH (“tbg”) relating to the beneficial ownership of common shares, par value €0.01 per share (the “Common Shares”) of Affimed N.V. (formerly Affimed Therapeutics B.V.) (the “Issuer”), a Dutch public company with limited liability (naamloze vennootschap). Except as set forth below, this Amendment No. 1 does not supplement, restate or amend any of the other information disclosed in the Original Schedule 13D. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

Item 6.                          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following statement:

In connection with the execution of amended and restated carve out agreements and of a termination agreement by tbg, certain other shareholders of the Issuer, and the Beneficiaries, the “group” as reported on the Original Schedule 13D terminated.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: February 20, 2015	tbg Technologie-Beteiligungs-Gesellschaft mbH

	BY:	/s/ Brigitte Reischl

	BY:	/s/ Bärbel Wogan